Exhibit 99.1

news release

Encana Board concludes company did not engage in collusion

For Immediate Release

Calgary, Alberta (September 5, 2012) TSX, NYSE: ECA

Encana’s Board of Directors announced today that it has completed its investigation into allegations of collusion with competitors regarding land leasing in Michigan in 2010. Based on the results of the investigation, the Board has concluded that Encana did not engage in such conduct.

In June 2012 Encana’s independent Directors authorized its Chairman, Mr. David O’Brien, to oversee an investigation into the allegations. External legal counsel were retained in both the United States and Canada to assist in undertaking a thorough investigation, which was conducted independent of company management.

“We have taken this matter very seriously and over the past eleven weeks have conducted a very rigorous investigation,” says David O’Brien, Chairman of Encana’s Board of Directors. “We hope that the results of this thorough and independent investigation will help to assure our shareholders, staff and the public that they can continue to place their confidence in Encana. We want to reiterate that Encana remains committed to acting ethically and in compliance with laws in all that we do.”

The company has received a subpoena from the Antitrust Division of the United States Department of Justice and a civil investigatory demand from the Michigan Attorney General. The company will continue to fully cooperate with the investigations of both agencies.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Jay Averill
Vice-President, Investor Relations	Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose
Manager, Investor Relations
(403) 645-6977

SOURCE: Encana Corporation

Encana Corporation	1